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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13G

                Under the Securities Exchange Act of 1934
                            (Amendment No. )*

                         UNITED DENTAL CARE, INC.
                             (Name of Issuer)

                  Common Stock, $.10 Par Value Per Share
                      (Title of Class of Securities)

                                91018H101
                              (CUSIP Number)


                       Voluntary** (see note below)
                   (Date of Event which Requires Filing
                            of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [  ]      Rule 13d-1(b)
                  [X ]      Rule 13d-1(c)
                  [  ]      Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  **This Schedule 13G is being filed to replace, pursuant to Securities Exchange Act Release No. 34-39538, Cumberland Associates LLC's Schedule 13D, filed on February 5, 1998.

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CUSIP No.  91018H101               13G                        Page 2 of 6 Pages

        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Cumberland Associates LLC
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) / /
                                                                  (b) /x/
        3  SEC USE ONLY

        4  CITIZENSHIP OR PLACE OF ORGANIZATION
           New York
                         5  SOLE VOTING POWER
                            0

     NUMBER OF           6  SHARED VOTING POWER
      SHARES                0
   BENEFICIALLY
     OWNED BY
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING              0
      PERSON
       WITH
                         8  SHARED DISPOSITIVE POWER
                            0

        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0

       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           0%

       12  TYPE OF REPORTING PERSON*
           OO, IA

                   *SEE INSTRUCTION BEFORE FILLING OUT!

                            Page 2 of 6 pages

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Item 1(a)                  Name of Issuer:

                           United Dental Care, Inc. (the "Issuer")

Item 1(b)                  Address of Issuer's Principal Executive Offices:

                           13601 Preston Road, Suite 500 East
                           Dallas, Texas 75240

Items 2(a)                 Name of Person Filing:

                            This statement is being filed by
                            Cumberland Associates LLC to replace,
                            pursuant to Securities Exchange Act
                            Release No. 34-39538, Cumberland
                            Associates LLC's Schedule 13D, filed
                            on February 5, 1998. Cumberland
                            Associates LLC is a limited liability
                            company organized under the laws of
                            the State of New York, and is engaged
                            in the business of managing, on a
                            discretionary basis, thirteen
                            securities accounts (the "Accounts"),
                            the principal one of which is
                            Cumberland Partners. K. Tucker
                            Andersen, Gary Tynes, Oscar S.
                            Schafer, Bruce G. Wilcox, Glenn
                            Krevlin, Andrew Wallach and Eleanor
                            Poppe are the members (the "Members")
                            of Cumberland Associates LLC.

Item 2(b)                  Address of Principal Business Office:

                            The address of the principal business
                            and office of Cumberland Associates
                            LLC and each of the Members is 1114
                            Avenue of the Americas, New York, New
                            York 10036.

Item 2(c)                  Citizenship:

                           Cumberland Associates LLC is a New
                           York limited liability company. Each
                           of the Members is a citizen of the
                           United States.

Item 2(d)                  Title of Class of Securities:

                           Common Stock, par value $.10 per share (the "Shares")

Item 2(e)                  CUSIP Number:


                           91018H101

Item 3                     Not Applicable

Item 4.                    Ownership:


                            Page 3 of 6 pages

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Item 4(a)                  Amount Beneficially Owned:

                           As of the date hereof, Cumberland Associates LLC does not beneficially own any Shares.

Item 4(b)                  Percent of Class:

                           Not Applicable

Item 4(c)                  Number of shares as to which such person has:

                           (i)   Sole power to vote or to direct the vote:
                                 0

                           (ii)  Shared power to vote or to direct the vote: 0

                           (iii) Sole power to dispose or to direct the
                                 disposition of: 0

                           (iv) Shared power to dispose or to direct the disposition of: 0

Item 5                     Ownership of Five Percent or Less of a Class:

                           Cumberland Associates LLC is no longer
                           the beneficial owner of more than five
                           percent of the outstanding Shares.
                           Accordingly, until such time as
                           Cumberland Associates LLC acquires,
                           directly or indirectly, beneficial
                           ownership of additional Shares in
                           excess of the 5 percent threshold,
                           Cumberland Associates LLC is no longer
                           required to report pursuant to Rule
                           13d-1 with respect to the Common
                           Stock.

Item 6                     Ownership of More than Five Percent on Behalf of
                           Another Person:

                           The beneficial owners of the Accounts
                           have the right to participate in the
                           receipt of dividends from, or proceeds

                           from the sale of, the Shares held for
                           each Account in accordance with their
                           ownership interests in each such
                           Account.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                           Not Applicable

                            Page 4 of 6 pages

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Item 8                     Identification and Classification of Members
                           of the Group:

                           Not Applicable

Item 9                     Notice of Dissolution of Group:

                           Not Applicable

Item 10                    Certification:

         By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                            Page 5 of 6 pages

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                                SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  April 6, 1998

                                            CUMBERLAND ASSOCIATES LLC


                                            By:  /s/ Oscar S. Schafer
                                            Name:  Oscar S. Schafer
                                            Title:  Member


                            Page 6 of 6 pages